Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 23

DATED MAY 26, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 23 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, and Supplement No. 22 dated May 17, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 23 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Probable Acquisitions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, has identified the following properties as probable acquisitions:

Lincoln Mall; Lincoln, Rhode Island

MB REIT anticipates purchasing a fee simple interest in an existing shopping center known as Lincoln Mall, which contains approximately 379,132 gross leasable square feet (excluding ground lease space).  The center is located at 620 George Washington Highway in Lincoln, Rhode Island.  This property is located in the Warwick/Cranston retail market and competes with at least seven other retail centers within this market area for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, LB Lincoln Mall Holdings, LLC, for approximately $60.5 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Three tenants, Stop & Shop, Lincoln Educational Services and Marshalls, lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stop & Shop	56,040	15	16.50	09/00	08/20

Lincoln Educational Services	40,000	11	10.00	05/04	05/14

Marshalls	39,239	10	8.50	10/02	10/03
			Percentage Rent Only	10/03	12/03
			7.88	12/03	10/07
			8.38	10/07	10/12

Real estate taxes payable in 2005 and 2006 for the tax year ended December 2005 (the most recent tax year for which information is generally available) were approximately $764,409.  The real estate taxes payable were calculated by multiplying Lincoln Mall's assessed value by a tax rate of 24.62%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $45.4 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Lincoln Mall was originally constructed as an enclosed regional mall in 1974.  Beginning in 1999 with the demolition of a portion of the mall, the property underwent significant transformation and renovation with two phases completed in 2002 and 2005, respectfully.  As of May 15, 2006, this property was approximately ninety-three percent (93%) occupied, with a total of approximately 353,701 square feet (excluding ground lease space) leased to forty-four (44) tenants, including one ground lease tenant.  The following tables set forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Zale's	1,800	Month-To-Month	-	75,000	41.67
Eye Associates **	1,790	09/06	-	31,415	17.55
VNA of Rhode Island/	24,700	03/08	1/5 yr.	247,000	10.00
Lifespan Home Medical	7,500	03/08	1/5 yr.	75,000	10.00
Wells Fargo Home Mortgage	2,133	07/08	1/3 yr.	34,128	16.00
Only A Dollar	7,798	08/08	1/5 yr.	58,485	7.50
Claire's Boutiques	1,083	08/08	-	27,000	24.93
Travel Odyssey	1,357	11/09	1/5 yr.	16,284	12.00
Sovereign Bank (ATM)	800	12/09	-	16,000	20.00
RadioShack	2,423	06/10	1/5 yr.	47,249	19.50
Lapel's Dry Cleaning	1,400	07/10	1/5 yr.	32,200	23.00
Home Goods	25,000	08/10	3/5 yr.	281,250	11.25
Dunkin Donuts	752	10/10	-	25,000	33.24
GNC	1,375	12/10	1/5 yr.	26,813	19.50
Sovereign Bank	3,717	03/11	1/5 yr.	54,008	14.53

Papa Gino's	3,165	05/11	2/5 yr.	55,737	17.61
McDonalds	2,904	05/11	1/5 yr.	29,600	10.19
Best Cuts	1,500	06/11	2/5 yr.	30,000	20.00
UPS	1,500	07/12	2/5 yr.	37,500	25.00
Marshall's	39,239	10/12	3/5 yr.	309,203	7.88
Asia Grill	9,089	12/12	3/5 yr.	99,196	10.91
Ocean State Job Lot	25,780	01/13	3/5 yr.	109,565	4.25
Payless ShoeSource	3,500	03/13	1/5 yr.	59,500	17.00
Lincoln Educational Services *	40,000	05/14	2/5 yr.	400,000	10.00
Party City	11,500	07/14	2/5 yr.	149,500	13.00
Subway	1,633	06/15	-	26,128	16.00
Alternate Realities	2,800	06/15	-	39,200	14.00
Hollywood Video	6,000	08/15	4/5 yr.	120,000	20.00
Famous Footwear	6,875	09/15	2/5 yr.	106,563	15.50
Gamer's Haven	2,250	10/15	-	31,500	14.00
Majestic Nails	704	10/15	-	14,784	21.00
Firenza Jewelers	1,879	11/15	-	30,665	16.32
Sleepy's Mattress	5,003	11/15	2/5 yr.	77,547	15.50
Dress Barn	7,500	12/15	2/5 yr.	116,250	15.50
T-Shirt City	2,936	01/16	-	46,976	16.00
Deb Shops	7,500	01/16	1/5 yr.	82,500	11.00
Sweet Sensations	1,725	01/16	-	32,775	19.00
Starbucks	1,600	02/16	2/5 yr.	54,368	33.98
Super Suppers	2,386	04/16	-	47,720	20.00
Payhalf	17,868	01/20	2/5 yr.	153,000	8.56
Stop & Shop	56,040	08/20	10/5 yr.	924,660	16.50
Stop & Shop Gas Station	1,500	08/20	10/5 yr.	22,000	14.67
Chili's Bar & Grill	5,697	09/20	4/5 yr.	103,000	18.08
Cinema World (Ground Lease)	N/A	11/24	5/5 yr.	325,200	N/A

*   This tenant is expected to expand their space by 12,000 gross leasable square feet at $10.00 per square foot.

**  This tenant is expected to relocate to approximately 5,550 gross leasable square feet at $17.55 per square feet on or about October 1, 2006.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	2	3,590	106,415	2.27%	4,696,890	29.64
2007	-	-	-	-	4,621,482	-
2008	5	43,214	442,999	9.55%	4,636,909	10.25

2009	2	2,157	34,998	0.83%	4,228,238	16.23
2010	5	30,950	417,412	9.83%	4,247,852	13.49
2011	4	11,286	179,705	4.65%	3,865,796	15.92
2012	3	49,828	470,184	12.74%	3,690,794	9.44
2013	2	29,280	186,100	5.77%	3,225,419	6.36
2014	2	51,500	564,450	18.45%	3,059,190	10.96
2015	9	34,644	613,754	24.20%	2,535,954	17.72

The table below sets forth certain information with respect to the occupancy rate at Lincoln Mall expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot. The historical information relating to the occupancy of the property for 2001 was not available.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	78%	13.14
2004	71%	12.72
2003	57%	11.54
2002	55%	11.67

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Brooks Corner; San Antonio, Texas

MB REIT anticipates purchasing a fee simple interest in an newly constructed shopping center known as Brooks Corner which contains approximately 166,205 gross leasable square feet.  The center is located at the intersection of Goliad Road and SE Military Road in San Antonio, Texas.  This property is located in the San Antonio primary trade area and competes with at least five other retail centers within this trade area for sales, tenants or both.

MB REIT anticipates purchasing this property from an unaffiliated third party, Brooks Corner Phase Two, L.P., for approximately $30.4 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Two tenants, Ross Dress for Less and Conns, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Ross Dress for Less	30,105	18	9.00	01/06	01/16

Conns	30,000	18	9.00	01/06	12/16

Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $111,226.  The real estate taxes payable were calculated by multiplying Brooks Corner's assessed value by a tax rate of 3.0%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $22.8 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Brooks Corner was built between 2005 and 2006.  As of May 15, 2006, this property was eighty-nine percent (89%) occupied, with a total of approximately 147,427 square feet leased to nineteen (19) tenants.  The following tables set forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Quiznos	1,700	07/10	2/5 yr.	40,800	24.00
Rapid Tax	1,200	07/10	1/5 yr.	28,800	24.00
Quarry Nails	1,500	08/10	1/5 yr.	33,000	22.00
Check 'N Go	1,600	08/10	1/5 yr.	35,200	22.00
Dots	4,250	11/10	3/5 yr.	72,250	17.00
Fashion Bug	6,500	12/10	2/5 yr.	110,500	17.00
Sprint	2,800	01/11	2/5 yr.	67,200	24.00
Mattress Firm	6,000	01/11	2/5 yr.	126,000	21.00
Kirklands Home	6,500	01/11	3/5 yr.	113,750	17.50
Inksell.com	1,752	01/11	2/5 yr.	45,552	26.00
Dollar Tree	12,000	01/11	3/5 yr.	102,000	8.50
Sally Beauty Supply	1,548	02/11	2/5 yr.	30,966	20.00
Catherines	4,250	02/11	2/5 yr.	72,250	17.00
Kids Outlet	4,000	03/11	2/5 yr.	74,000	18.50
Johnny Carino's Italian Restaurant	6,722	02/15	4/5 yr.	72,000	10.71
Peter Piper Pizza	10,000	08/15	2/5 yr.	160,000	16.00
Petco	15,000	01/16	4/5 yr.	191,250	12.75
Ross Dress for Less	30,105	01/16	5/5 yr.	271,683	9.00
Conns	30,000	12/16	4/5 yr.	270,000	9.00

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	-	-	-	-	1,916,464	-
2007	-	-	-	-	1,916,464	-
2008	-	-	-	-	1,920,314	-
2009	-	-	-	-	1,920,314	-
2010	6	16,750	324,400	16.74%	1,937,514	19.37
2011	8	38,850	631,719	38.98%	1,620,614	16.26
2012	-	-	-	-	988,895	-
2013	-	-	-	-	988,895	-
2014	-	-	-	-	988,895	-
2015	2	16,722	249,200	25.20%	988,895	14.90

The table below sets forth certain information with respect to the occupancy rate at Brooks Corner expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	20%	16.51

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

In addition to the foregoing, we have identified the following portfolio of properties as a probable acquisition:

Ahold Portfolio; Connecticut, Massachusetts, New Jersey, Rhode Island and South Carolina

We anticipate entering into a joint venture with CE Investment Associations 2001, LLC, an unaffiliated third party, to purchase fee title in eight existing freestanding retail buildings leased to the following tenants:

Property	Address	Square Feet

Stop & Shop	605 Metacom Avenue, Bristol, Rhode Island	63,128
Stop & Shop	70 Mendon Road, Cumberland, Rhode Island	85,799
Stop & Shop	19 Temple Street, Framingham, Massachusetts	64,917
Stop & Shop	99 Charles Street, Malden, Massachusetts	79,229
Stop & Shop	505 N. Main Street, Southington, Connecticut	64,948
Stop & Shop	450 Paradise Road, Swampscott, Massachusetts	65,268
Giant Food	542 Berlin-Cross Keys Road, Sicklerville, New Jersey	68,323
Bi-Lo Store	1315 South Pleasantburg Drive, Greenville, South Carolina	55,718

547,330

In connection with the closing of the transaction, we anticipate making a capital contribution of approximately $87 million in exchange for a sixty-seven percent (67%) equity interest in the portfolio. We expect that our capital contribution for this portfolio will be funded using approximately $87 million in cash.

These properties compete with other supermarket anchored centers within the area and their economic performance could be affected by changes in local economic conditions.  The following table indicates the number of competitive supermarkets for each property in this portfolio:

Lessee	Competitive Supermarkets	County/Market Area

Stop & Shop - Bristol	22	Bristol, Providence & Boston
Stop & Shop - Cumberland	20	Providence
Stop & Shop - Framingham	29	Middlesex & Boston
Stop & Shop - Malden	37	Middlesex & Boston
Stop & Shop - Southington	4	Hartford/Hartford
Stop & Shop - Swampscott	37	Essex/Boston
Giant Food - Sicklerville	7	Camden/Philadelphia Metro
Bi-Lo Store - Greenville	11	Greenville/Greenville

In connection with the closing of the transaction, we anticipate making a capital contribution of approximately $87 million in exchange for a sixty-seven percent (67%) equity interest in the portfolio. We expect that our capital contribution for this portfolio will be funded using approximately $87 million in cash.

We believe that the properties in this portfolio will be adequately covered by insurance.

Each tenant leases one hundred percent (100%) of the total gross area of each respective property in this portfolio.  The lease with each respective tenant requires the tenant to pay base annual rent on a monthly basis as follows:

		Renewal	Rent per	Lease Term
Lessee	Square Feet	Options	Month ($)	Beginning	To

Stop & Shop - Bristol	63,128	8/5 yr.	76,347	12/01	12/06
			79,031	12/06	12/11
			81,714	12/11	12/16
			84,398	12/16	12/21
			87,082	12/21	12/26

Stop & Shop - Cumberland	85,799	11/5 yr.	105,330	12/01	12/06
			108,905	12/06	12/11
			112,480	12/11	12/16
			116,055	12/16	12/21
			119,630	12/21	12/26

Stop & Shop - Framingham	64,917	11/5 yr.	84,830	12/01	12/06
			87,535	12/06	12/11
			90,239	12/11	12/16
			92,944	12/16	12/21
			95,649	12/21	12/26

Stop & Shop - Malden	79,299	11/5 yr.	117,348	12/01	12/06
			120,441	12/06	12/11
			123,534	12/11	12/16
			126,627	12/16	12/21
			129,718	12/21	12/26

Stop & Shop - Southington	64,948	11/5 yr.	102,503	12/01	12/06
			105,257	12/06	12/11
			108,012	12/11	12/16
			110,767	12/16	12/21
			113,521	12/21	12/26

Stop & Shop - Swampscott	65,268	11/5 yr.	101,796	12/01	12/06
			104,515	12/06	12/11
			107,235	12/11	12/16
			109,954	12/16	12/21
			112,674	12/21	12/26

Giant Food - Sicklerville	68,323	11/5 yr.	77,761	12/01	12/06
			80,607	12/06	12/11
			83,458	12/11	12/16
			86,301	12/16	12/21
			89,148	12/21	12/26

Bi-Lo Store - Greenville	55,718	11/5 yr.	38,173	12/01	12/06
			40,483	12/06	12/11
			42,787	12/11	12/16
			45,094	12/16	12/21
			47,401	12/21	12/26

The tenants for each respective property in this portfolio are responsible for paying the real estate taxes directly to the taxing authorities in accordance with the terms of their leases.  Real estate taxes payable in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) are approximately $4,013,300 in the aggregate.  The real estate taxes payable were calculated by multiplying the properties' assessed values by their respective tax rates as listed below.

For federal income tax purposes, the depreciable basis in these properties, if acquired, will be approximately $97.8 million.  We calculate depreciation expense for tax purposes using the straight-line method.  We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.  The following table indicates the taxes, tax rates and estimated tax depreciation for each property.

	Tax		Tax
Property	Amount ($)	Tax Rate	Depreciation

Stop & Shop – Bristol	113,209	10.25%	$10,600,000
Stop & Shop – Cumberland	94,648	10.75%	14,700,000
Stop & Shop - Framingham	264,792	31.21%	11,800,000
Stop & Shop - Malden	211,862	19.39%	16,200,000
Stop & Shop - Southington	120,637	29.43%	14,200,000
Stop & Shop - Swampscott	2,906,273	20.87%	14,100,000
Giant Food - Sicklerville	243,353	43.69%	10,800,000
Bi-Lo Store - Greenville	58,526	30.47%	5,400,000

Totals	4,013,300		$97,800,000

Each property’s lease in this portfolio does not expire within the next ten (10) years.

The table below sets forth certain information with respect to the occupancy rate at each of the properties in this portfolio expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for the five years ended December 31, 2001, 2002, 2003, 2004 and 2005.

Property	Occupancy Rate as of December 31, 2001 - 2005	Effective Annual Rental Per Square Foot ($) December 31, 2001 - 2005
Stop & Shop – Bristol	100%	14.51
Stop & Shop – Cumberland	100%	14.73
Stop & Shop - Framingham	100%	15.68
Stop & Shop - Malden	100%	17.76
Stop & Shop - Southington	100%	18.94
Stop & Shop - Swampscott	100%	18.72
Giant Food - Sicklerville	100%	13.66
Bi-Lo Store - Greenville	100%	8.22

Loan Transactions

Shakopee Shopping Center; Shakopee, Minnesota

On May 25, 2006, a subsidiary of MB REIT, MB Shakopee Vierling L.L.C. (referred to herein as MBSV), entered into loan documents as the borrower of approximately $8.8 million from Allstate Life Insurance Company (referred to herein as Allstate).  MBSV’s obligations are secured by a first priority mortgage on the property commonly known as the Shakopee Shopping Center located at 1698 Vierling Drive in Shakopee, Minnesota. MBSV also granted a security interest to Allstate in, among other things, certain tangible and intangible personal property interests of MBSV related to the property.  The Shakopee Shopping Center property was acquired by MBSV on April 6, 2006.

The loan bears interest at the rate of 5.30% per annum.  MBSV is required to make interest-only payments on a monthly basis in the approximate amount of $38,867 until the loan matures on May 1, 2011.  Upon maturity, MBSV will pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBSV may, in certain circumstances, after June 1, 2007, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things Allstate may declare, subject to customary cure rights granted to MBSV, the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, to be immediately due and payable.  Under certain circumstances, including, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of any prohibited indebtedness, MB REIT, as a sole member of MBSV, may be liable for the obligations of MBSV under the loan documents.  In connection with the loan, MBSV has agreed to indemnify Allstate again losses suffered by Allstate arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MBSV and MB REIT jointly and severally also have agreed to indemnify Allstate against any losses that may be caused by acts of terrorism.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of May 25, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	48,508,299	485,082,990	50,933,714	434,149,276

Shares sold pursuant to our distribution reinvestment program:	343,815	3,266,242	-	3,266,242

	48,872,114	488,549,232	50,933,714	437,615,518

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.